BERKLEY RESOURCES INC.
400 - 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
ir@berkleyresources.com

November 20, 2006
Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTCPK (US)
Frankfurt W8O

Berkley Resources Inc. (the “Company”) announces that it has closed the second tranche of the non-brokered private placement of 919,200 flow-through shares at a price of $0.90 per share. Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be “flowed-through” to the investor.

The Company has also closed the non-brokered private placement of 715,600 units at a price of $0.90 per unit (the “Non Flow Through Offering”), each unit consisting of one common share and one-half non-transferable share purchase warrant. Each whole warrant under the Non Flow Through Offering will entitle the investor to purchase one additional share at a price of $1.20 until April 30, 2007 and then at a price of $1.50 until December 31, 2007.

The hold period for all securities issued under this private placement will expire on March 21, 2007.

The Company paid $55,547.10 cash in finder’s fees.

On behalf of the Board of Directors
of Berkley Resources Inc.

“Lindsay Gorrill”
Lindsay Gorrill
President and COO

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release